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                                                                    EXHIBIT 5.7

                               LETTER OF INTENT

      Between PCsupport.com, Inc. ("PCsupport.com") A Nevada corporation
                                      and
           Go Figure Technology ("GoFigure") a Delaware corporation

                                                                 06 October 1999

Whereas:

1. GoFigure is an order fulfillment data processing company which links suppliers with sellers via e-commerce applications, and
2. GoFigure wishes to enhance the value of its services by incorporating technical support services, and
3. PCsupport.com has developed, and plans to continue to enhance, an online portal called the PC Support Center, which provides a range of technical support services for PCs which meet many of the PC support needs of GoFigure's customers;
4. Both parties agree that the terms contained in this Letter of Intent will require further definition and are described solely for the purposes of pursuing mutual business interests as may be subject to the final signing of a definitive agreement;

Therefore:

A.   PC Support Center

1. PCsupport.com will develop for GoFigure's customers branded versions of PC Support Center ("Branded PC Support Center"). The first such Branded PC Support Center will be for Direct Web ("Direct Web PC Support Center"). Branded PC Support Center will incorporate functionality of PC Support Center, and will be customized to support GoFigure's PC products. The specifications for Release 1.0 and Release 1.5 of Branded PC Support Center are included in Appendix A.

2. Upon signing each definitive agreement between GoFigure and a customer of GoFigure, GoFigure will forward to PCsupport.com a Customization Fee for the development and implementation of a Branded PC Support Center for such customer which will be an amount less than or equal to the amount in the GoFigure's customer definitive agreement. Such Customization Fee will be in the range of $5,000 to $25,000, but may be more depending upon the extent of customization required. The parties will reasonably agree in advance on the amount of such Customization Fee. Such Customization Fee will be returned if GoFigure remits Fees, a defined in section 4 below, for a minimum of 50,000 units within three months ending the month following receipt of Customization Fee.

3. The parties will agree upon a development and test schedule for the customization of Branded PC Support Center. PCsupport.com will develop and install Release 1.0 of Direct Web PC Support Center within 3 weeks of receipt of Customization Fee. The same reasonable effort will be given to all of the upcoming GoFigure Customers.

4. The parties will enter into a definitive reseller agreement reflecting the following initial revenue components:
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          .  GoFigure will remit a Fee of $18.00 for each personal computer shipped by GoFigure that incorporates an icon ("Icon") linking to Branded PC Support Center. Such Fee provides each original user of such PC with a 3 year subscription to Branded PC Support Center.

          . PCsupport.com will remit to GoFigure 50% of the revenue resulting from the sale of premium services and additional products for which an additional fee is received from the customer and for which no additional cost is incurred by PCsupport.com, for example, commissions on software upgrades purchased by end-users.

          . PCsupport.com will remit to GoFigure 50% of the gross margin resulting from the sale of premium services and additional products for which an additional fee is received from the customer and for which additional costs are incurred, for example, online backup services purchased by end-users. Gross margin is calculated as the difference between the revenue received by PCsupport.com from the customer and the direct costs of providing the service or product.

          . GoFigure will use best efforts to ship no less than 1,000,000 (One Million) PC units incorporating the Icon within 12 months of the date of this Agreement. Notwithstanding the foregoing, there is no binding commitment on the part of GoFigure to ship PC units incorporating the Icon.

5. The parties will reasonably agree on a formula for sharing revenue from GoFigure's customers following the expiration of the original 3 year end-user contract.

6. PCsupport.com will continue to develop the technology platform of its own PC Support Center and to make certain of such improvements available to all of GoFigure's customer PC Support Centers. The implementation of such improvements may require the reasonable negotiation of changes to the revenue components summarized in clause 4 for new shipments.


AGREED:


/s/ Mike McLean                                  /s/ Marc Landry
----------------------------                     --------------------------
Mike McLean, CEO                                 Marc Landry, CEO
PCsupport.com, Inc.                              GoFigure Technology


10-6-99
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Date
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APPENDIX A

                      SPECIFICATIONS OF PC SUPPORT CENTER

Release 1.0 (October 15, 1999)
------------------------------
 .  Software Updates
     . Scans hard disk for new versions of software and drivers. User can download free versions and has the opportunity to purchase latest versions of commercial software.
 .  Preventive Maintenance
     .  Disk is scanned and cleaned to increase performance.
 .  Technical Support Forums
     . Subscriber can ask questions of experts or answer questions for rewards. . Ombudsman
     . Will interface with PC vendors to assist subscribers with support and product related problems.
 .  PC Platform Maintenance
     . Subscribers receive emails of fixes or driver updates that automatically update their system.
 .  Personal Subscriber Profile
     . Allows subscriber to register to receive personalized information and virus updates and keep a personal hardware profile.
 .  Telephone support
     .  Link to live support provided by GoFigure partner via telephone.
 .  Product Sales
     . Subscribers will be able to purchase support related products, training material and hard to find accessories.
 .  The Backup Center
     . Limited free backup services will be offered as well as upgrades to premium pay per use date backup services.
 .  Email updates
     . Users are sent emails to advise of new virus alerts and newly available bug fixes.
 .  Connection Wizard
     .  Keeps Internet dialler working even when disconnected.
 .  Support content
     .  News, surveys, user choice awards, contests.

Release 1.5 (Dec. 1, 1999)
--------------------------
 .  Virus Scan
     .  Online virus scan repair and email updates.
 .  Remote Diagnostic and Repair
     .  Self help repair.
 .  Live Internet Support
     . Fast, efficient and effective live support using advanced technology. . Hardware Upgrades Wizard
     . Subscriber profile will allow user to tune system to specific usage types and recommend upgrades to improve performance.
 .  Expert Advice
     .  Suggestions and recommendations by experts.
 .  Education Center
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     .  Courses, videos, books and tapes to help subscribers increase their knowledge about PCs and related topics.